Exhibit 99.1
CNinsure Reports Third Quarter 2009 Unaudited Financial Results
GUANGZHOU, China, November 23, 2009 /Xinhua-PRNewswire/ — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the third quarter ended September 30, 2009.1
Financial Highlights:
Highlights for Third Quarter 2009
•
Total net revenues: RMB297.8 million (US$43.6 million), representing an increase of 41.1% from the corresponding period of 2008, which exceeded the previous guidance of approximately 35% growth from the corresponding period of 2008.

•	Income from operations: RMB87.7 million (US$12.9 million), representing an increase of 54.4% from the corresponding period of 2008.

•	Net income attributable to the Company’s shareholders: RMB76.9 million (US$11.3 million), representing an increase of 47.3% from the corresponding period of 2008.

•
Basic and diluted net income per American Depositary Share (“ADS”): RMB1.686 (US$0.247) and RMB1.641 (US$0.240), respectively, representing an increase of 47.3% and 43.4%, respectively, from the corresponding period of 2008.

Commenting on the third quarter results, Yinan Hu, Chairman and CEO of CNinsure stated: “The Company continued to deliver strong financial results during the third quarter with total net revenues up 41.1% and net income attributable to the Company’s shareholders up 47.3% compared to the same period of last year, and we are encouraged to see a significant year-over-year growth of 95.3% in our life insurance business, which was mainly attributable to the growth of our Datong segment and the increase in renewal commissions.”
“The strong financial results once again proved the Company had successfully adopted effective measures to weather the financial crisis and capitalize on the opportunities to further enhance its competitiveness and solidify its leading position within the insurance intermediary industry. With a unified operating platform and an expanding distribution and service network in place, the Company stands to benefit from the steady recovery of China’s economy and the tightening regulation of the insurance industry and achieve faster development.”

[1]
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8262 to US$1.00, the effective noon buying rate as of September 30, 2009 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Financial Results for the Third Quarter Ended September 30, 2009
Total net revenues for the third quarter ended September 30, 2009 were RMB297.8 million (US$43.6 million), representing an increase of 41.1% from RMB211.0 million for the corresponding period of 2008. The increase was primarily attributable to: (1) an increase in the number of our sales professionals and claims adjusters by 57.2% to 36,227 and 126.1% to 1,449, respectively, by the third quarter of 2009, with operations in 22 provinces as of September 30, 2009 compared to 15 provinces as of September 30, 2008, (2) newly acquired entities including the subsidiaries under the Datong segment, and (3) an increase in performance bonuses as a result of growth in sales volume.
Total operating costs and expenses were RMB210.1 million (US$30.8 million) for the third quarter of 2009, representing an increase of 36.3% from RMB154.2 million for the corresponding period of 2008.
Commissions and fees expenses were RMB139.7 million (US$20.5 million) for the third quarter of 2009, representing an increase of 26.7% from RMB110.3 million for the corresponding period of 2008. The increase was primarily due to sales volume growth.
Selling expenses were RMB14.8 million (US$2.2 million) for the third quarter of 2009, representing an increase of 261.0% from RMB4.1 million for the corresponding period of 2008. The increase was primarily due to the establishment of additional branches and companies under the Datong and Claims Adjusting segments and an increase in sales promotion expenses.
General and administrative expenses were RMB55.6 million (US$8.1 million) for the third quarter of 2009, representing an increase of 40.1% from RMB39.7 million for the corresponding period of 2008. The increase was primarily due to the following factors:
(1)	increases in headcounts, particularly the recruitment of more senior managers, and higher base salaries for the managerial and administrative staff;
(2)	increases in depreciation of fixed assets as a result of the operation of our upgraded IT system in affiliated entities;
(3)	increases in amortization of intangible assets as a result of the acquisitions that we made in 2008 and 2009; and
(4)	increases in office rental expense and telecom expense and expenses incurred by newly acquired entities and the expansion of distribution and service network.
As a result of the foregoing factors, income from operations was RMB87.7 million (US$12.9 million) for the third quarter of 2009, representing an increase of 54.4% from RMB56.8 million for the corresponding period of 2008. Operating margin was 29.5% for the third quarter of 2009 compared to 26.9% for the corresponding period of 2008.

Interest income for the third quarter of 2009 was RMB7.5 million (US$1.1 million), representing a decrease of 41.4% from RMB12.9 million for the corresponding period of 2008, primarily due to a decrease in bank deposit interest rates.
Income tax expense for the third quarter of 2009 was RMB21.4 million (US$3.1 million), representing an increase of 30.5% from RMB16.4 million for the corresponding period of 2008. The increase was primarily attributable to the increase of income from operations. Effective income tax rate was 22.4% for the third quarter of 2009 compared to 23.5% for the corresponding period of 2008.
Net income attributable to the Company’s shareholders was RMB76.9 million (US$11.3 million) for the third quarter of 2009, representing an increase of 47.3% from RMB52.2 million for the corresponding period of 2008.
Net margin was 25.8% for the third quarter of 2009, compared to 24.7% for the corresponding period of 2008.
Basic net income per ADS was RMB1.686 (US$0.247) for the third quarter of 2009, representing an increase of 47.3% from RMB1.144 for the corresponding period of 2008. Fully diluted net income per ADS was RMB1.641 (US$0.240) for the third quarter of 2009, representing an increase of 43.4% from RMB1.144 for the corresponding period of 2008.
As of September 30, 2009, the Company had RMB1.6 billion (US$230.0 million) in cash and cash equivalents.
Recent developments:
•
On October 18, 2009, Datong, the life insurance business segment of CNinsure, announced cooperation with Sino Life Insurance Co., Ltd. for exclusive distribution of “Fumantang”, a custom-designed participating whole life insurance product with critical illness benefit rider. Up to now, CNinsure has established partnerships with four insurance companies for exclusive distribution of five custom-designed insurance products.

•
On October 1, 2009, CNinsure announced that it entered into agreements to acquire 20.58% equity interest in China Financial Services Group Limited (“CFSG”), a consumer credit brokerage company specializing in the distribution of personal auto loans and residential mortgage loans, marking its expansion into the consumer financial services sector. The transaction has been approved by the boards of directors of both CFSG and CNinsure and was subsequently completed on November 1, 2009.

•
During the third quarter of 2009, CNinsure established two new life insurance agencies. As of September 30, 2009, its distribution and service network consisted of 47 insurance agencies, four insurance brokerages and four claims adjusting firms with 472 sales and services outlets operating in 22 provinces, compared to 33 insurance agencies, four insurance brokerages and three claims adjusting firms with 305 sales and service outlets operating in 15 provinces as of September 30, 2008. CNinsure had 36,227 sales agents and 1,449 professional claims adjustors as of September 30, 2009, compared to 23,042 sales agents and 641 professional claims adjustors as of September 30, 2008.

•
According to the Insurance Intermediary Market Development Report published by the CIRC, based on revenues in the third quarter of 2009, CNinsure had eight affiliated insurance agencies, one affiliated insurance brokerage, and three affiliated claims adjusting firms among China’s top 20 of their respective categories, each accounting for 11.93%, 1.09% and 12.44% of the total revenues of all insurance agencies, brokerages and claims adjusting firms, respectively, in China.

•
During the third quarter of 2009, net revenues from commissions and fees derived from Property and Casualty (“P&C”) Insurance, Life Insurance and Claims Adjusting businesses grew by 33.0%, 95.3% and 28.4% year-over-year, respectively, each contributing 68.2%, 19.8% and 12.0% of the total net revenues in the third quarter of 2009, respectively.

•
As of September 30, 2009, CNinsure had achieved the following in its IT platform construction: (1) the Core Business System and a financial and accounting system were installed in all affiliated subsidiaries of its Life Insurance and Datong segments, and most of the affiliated subsidiaries of its P&C Insurance and Claims Adjusting segments; (2) the human resources system, office automation system and E-learning system were put into use and the sales automation system was at user acceptance test stage; and (3) a module for data transmission with insurance companies and an image & workflow system were under construction.

•
On July 29, 2009, CNinsure announced strategic partnership with China United Property Insurance Company Limited for product distribution and outsourcing of claims adjusting services. This was the second strategic partnership agreement CNinsure has signed with property and casualty insurance companies at the group level.

Business Outlook
CNinsure expects its total net revenues to grow by approximately 26% for the fourth quarter 2009 and approximately 36% for the fiscal year 2009 compared to the corresponding period of 2008. This forecast reflects CNinsure’s current and preliminary view, which is subject to change.
Conference Call
The Company will host a conference call to discuss the third quarter 2009 results at
Time:	8:00 pm Eastern Standard Time on November 23, 2009 or 9:00 am Beijing/Hong Kong Time on November 24, 2009

The Toll Free dial-in numbers:
United States:	1866-549-1292
United Kingdom:	0808-234-6305
Canada:	1866-8691-825
Singapore:	800-852-3576
Taiwan:	0080-185-6004
China (Mainland):	400-681-6949
Hong Kong & Other Areas:	+852-3005-2050
Password: 618842#
A replay of the call will be available for three days as follows:
+852-3005-2020      (Hong Kong & other areas)
PIN number: 147257#
Additionally, a live and archived web cast of this call will be available at:
http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of November 23, 2009, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2008[2] (As Adjusted)	2009	2009
	RMB	RMB	US$

ASSETS:

Current assets:
Cash and cash equivalents	1,510,432	1,570,007	229,997
Restricted cash	4,200	2,811	412
Accounts receivable, net	90,452	141,666	20,753
Insurance premium receivables	21	302	44
Other receivables	57,151	53,974	7,907
Deferred tax assets	1,808	4,556	667
Amounts due from related parties	207,595	19,775	2,897
Other current assets	5,224	6,817	999

Total current assets	1,876,883	1,799,908	263,676

Non-current assets:
Property, plant, and equipment, net	72,538	102,232	14,977
Goodwill	37,888	325,843	47,734
Intangible assets	53,518	84,279	12,346
Deferred tax assets	4,836	2,747	403
Investment in an affiliate	427	390	57
Other non-current assets	425	2,634	386

Total assets	2,046,515	2,318,033	339,579

[2]
Effective from January 1, 2009, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification 810 (“ASC 810”) Non-controlling Interests, (formerly FASB Statement (“SFAS”) No. 160, Non-controlling Interests in Consolidated Financial Statements). As a result, the presentation and disclosure requirements had applied retrospectively for all periods presented, requires noncontrolling interests to be separately presented as a component of stockholders’ equity on the consolidated balance sheets. The balance sheet data as of December 31, 2008 were extracted from the Form 20-F for the year ended December 31, 2008, as adjusted to give the effect of the adoption of FASB ACS 810.

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2008[2] (As Adjusted)	2009	2009
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	59,867	55,306	8,102
Insurance premium payables	4,200	2,811	412
Other payables and accrued expenses	73,712	96,310	14,109
Accrued payroll	15,336	21,531	3,154
Income tax payable	26,140	32,198	4,716
Amounts due to related parties	10,967	4,177	612

Total current liabilities	190,222	212,333	31,105

Non-current liabilities:
Long-term borrowings	—	20	3
Other tax liabilities	1,871	2,341	343
Deferred tax liabilities	8,351	19,773	2,897

Total liabilities	200,444	234,467	34,348

Common stock	7,036	7,036	1,031
Additional paid-in capital	1,666,723	1,603,270	234,870
Statutory reserves	71,237	71,237	10,436
Retained earnings	80,462	287,528	42,121
Accumulated other comprehensive loss	(73,810)	(72,523)	(10,624)

Total CNinsure Inc. shareholders’ equity	1,751,648	1,896,548	277,834

Noncontrolling interests[2]	94,423	187,018	27,397

Total shareholders’ equity	1,846,071	2,083,566	305,231

Total liabilities and shareholders’ equity	2,046,515	2,318,033	339,579

CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for shares and per share and per ADS data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2008[3]			2008[3]
	(As Adjusted)	2009	2009	(As Adjusted)	2009	2009
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Commissions and fees	210,577	297,680	43,609	561,757	798,873	117,031
Other service fees	414	125	18	700	484	71

Total net revenues	210,991	297,805	43,627	562,457	799,357	117,102

Operating costs and expenses:
Commissions and fees	(110,322)	(139,707)	(20,466)	(290,727)	(402,731)	(58,998)
Selling expenses	(4,141)	(14,799)	(2,168)	(11,105)	(34,157)	(5,004)
General and administrative expenses	(39,739)	(55,576)	(8,142)	(100,450)	(146,437)	(21,452)

Total operating costs and expenses	(154,202)	(210,082)	(30,776)	(402,282)	(583,325)	(85,454)

Net income from operations	56,789	87,723	12,851	160,175	216,032	31,648
Other income , net:
Investment income	—	—	—	—	18,905	2,769
Interest income	12,851	7,528	1,103	36,553	26,103	3,824
Interest expense	(29)	(1)	—	(66)	(4)	(1)
Others, net	135	78	11	127	1,035	152
Changes in fair value of contingent consideration payables	—	—	—	—	(5,946)	(871)

Net income before income taxes	69,746	95,328	13,965	196,789	256,125	37,521
Income tax expense	(16,385)	(21,350)	(3,128)	(46,755)	(67,289)	(9,858)
Share of loss of an affiliated company	(86)	(10)	(1)	(1)	(37)	(5)

Net income	53,275	73,968	10,836	150,033	188,799	27,658

Less: Net income (loss) attributable to the noncontrolling interests	1,069	(2,955)	(433)	2,156	(18,267)	(2,676)

Net income attributable to the Company’s shareholders	52,206	76,923	11,269	147,877	207,066	30,334

[3]
Amounts were extracted from the current report on Form 6-K filed on November 25, 2008, as adjusted to give the effect of the adoption of SFAS ACS 810, Non-controlling Interests, (formerly SFAS No. 160).

CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations-(Continued)
(In thousands, except for shares and per share and per ADS data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2008[3]			2008[3]
	(As Adjusted)	2009	2009	(As Adjusted)	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.057	0.084	0.012	0.162	0.227	0.033
Diluted	0.057	0.082	0.012	0.162	0.224	0.033

Net income per ADS:
Basic	1.144	1.686	0.247	3.241	4.538	0.665
Diluted	1.144	1.641	0.240	3.241	4.476	0.656

Shares used in calculating net income per share and ADS:
Basic	912,497,726	912,497,726	912,497,726	912,497,726	912,497,726	912,497,726
Diluted	912,497,726	937,397,373	937,397,373	912,497,726	925,236,583	925,236,583

For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2777 x 850
Email: qiusr@cninsure.net
Source: CNinsure Inc.